BP

06005545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51387

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IRON STREET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 E. IRON AVE.
(No. and Street)

SALINA (City) KANSAS (State) 67401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT L. HAMMAN 785-827-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BENSON ACCOUNTING, CPA - JOEL BENSON, CPA
(Name – *if individual, state last, first, middle name*)

120 E. IRON AVE (Address) SALINA (City) KANSAS (State) 67401 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 5 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2006
WASH. D.C. 209 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT HAMMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IRON STREET SECURITIES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA A. MENDOZA
Notary Public - State of Kansas
My Appt. Expires 3-9-08

Notary Public

Signature
ROBERT L. HAMMAN
President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] ~~(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: IRON STREET SECURITIES, INC. [13]	SEC FILE NO. 8-51387 [14]
	FIRM I.D. NO. 46338 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 112 E. IRON AVE. [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 01/01/05 [24]
SALINA [21] (City) KANSAS [22] (State) 67401 [23] (Zip Code)	AND ENDING (MM/DD/YY) 12/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code) — Telephone No.
ROBERT HAMMAN [30]	(785)827-7700 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

BENSON ACCOUNTING, CPA
JOEL BENSON, CPA [70]

ADDRESS

120 E. IRON AVE [71]	SALINA [72]	KANSAS [73]	67401 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 [99]
SEC FILE NO. 8-51387 [98]
Consolidated X [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 29,397	200			$ 29,397	750
2. Receivables from brokers or dealers:						
A. Clearance account	10,000	295				
B. Other		300	$	550	10,000	810
3. Receivable from non-customers	104,213	355		600	104,213	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 143,610	540	$	740	$ 143,610	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC. as of 12/31/2005

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers	76,742	1155		1355	76,742	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205		1365		1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 76,742	1230	$	1450	$ 76,742	1760

Ownership Equity

21. Sole Proprietorship		$	1770
22. Partnership (limited partners)	($ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		25,000	1792
C. Additional paid-in capital		19,999	1793
D. Retained earnings		21,869	1794
E. Total		66,868	1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 66,868	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 143,610	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC.

For the period (MMDDYY) from 010105 [3932] to 123105 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 34,547	3935
b. Commissions on listed option transactions		6,391	3938
c. All other securities commissions		171,265	3939
d. Total securities commissions		212,203	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		59,118	3955
5. Revenue from sale of investment company shares		706,059	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		25,296	3995
9. Total revenue		$1,002,676	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		30,994	4120
11. Other employee compensation and benefits		49,916	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		13,255	4195
15. Other expenses		772,607	4100
16. Total expenses		$ 866,772	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 135,904	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 135,904	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC.

For the period (MMDDYY) from 010105 to 123105

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 46,465	4240
A. Net income (loss)			135,904	4250
B. Additions (Includes non-conforming capital of	29 $	4262)	9,999	4260
C. Deductions (Includes non-conforming capital of	$	4272)	125,500	4270
2. Balance, end of period (From item 1800)			$ 66,868	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC. as of 12/31/2005

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 AMERITRADE, INC. 4335	XX	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

IRON STREET SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 135,904
Add Non-cash Expense, Depreciation	2,251
Net (Increase) in Receivables	(28,638)
Net Increase in Accounts Payable	23,987
Net Cash Provided/(Used) by Operations	$ 133,504
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	$ (2,251)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Investments	$ 9,999
Dividend Distributions	(125,500)
Net Cash Provided/(Used) by Financing	$ (115,501)
NET INCREASE/ (DECREASE) IN CASH	$ 15,752
CASH AT BEGINNING OF YEAR	13,645
CASH AT END OF YEAR	$ 29,397

NOTE:

Total interest paid during the fiscal year ending December 31, 2005 was $0. The corporation is an "S" Corporation and pays no income taxes.

The accompanying notes to the Financial Statements are an integral part of this statement.

IRON STREET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Iron Street Securities, Inc. have been prepared on the accrual basis of accounting. The significant accounting policies followed by the Company are presented below.

Business Activity – Iron Street Securities, Inc. was incorporated on July 30 1997, in the state of Kansas, as a broker/dealer of securities.

Revenue from commissions and sale of investment company shares are recorded on a trade-date basis as securities transactions occur.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and certain reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable – The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Depreciation – Depreciation is provided for using code section 179 of the internal revenue code which expenses the entire cost of the capital expenditures in the year of purchase. This treatment is not in conformity with GAAP, however, capital purchases are generally consistent in nature and minor in amount. Because this method of depreciation has been followed consistently throughout the years, this expense approximates GAAP reporting presentation. For the year ended December 31, 2005, depreciation expense amounted to $2,250.68.

Concentrations of Credit Risk – The Company maintains cash balances in banks which are insured up to $100,000 by the Federal Deposit Insurance Corporation; however, from time to time the Company's balance exceeds the insured amount.

Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code by the consent of its stockholders. Under those provisions, the Company does not pay income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on the Company's taxable income.

NOTE B – EMPLOYEE BENEFIT PLAN

The Company has a SIMPLE IRA plan covering all of its eligible employees. All employees who have attained the age of 21 and earn at least $5,000 per year are eligible to participate. The Company may contribute 2% of the employees' wages in the SIMPLE IRA. Employees are immediately 100% vested in all contributions. The employee may elect additional salary deferral in the plan up to $12,000 per year. The Company contributed $1,283.89 to the plan during 2005.

NOTE C – LEASES

The Company rents its facilities, and some of its furniture and equipment from organizations comprised of members of the stockholders' family under a month-to-month agreement. For the year ended December 31, 2005, the Company paid $12,000.00 in rent to the related parties.

NOTE D – CONTINUING OPERATIONS

As of December 31, 2005, the directors of the Company are considering winding down the operations of **Iron Street Securities, Inc.** The financial impact of this decision is unknown at this time as is the probability of its execution. Should this decision become final, the results of its operations will become classified as operations from discontinued operations during the wind down period.

BENSON ACCOUNTING, CPA
JOEL BENSON, CPA
120 E. IRON AVE.
SALINA, KS 67401
PH: 785-827-3157 FAX: 785-827-3159

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors and Stockholders of
IRON STREET SECURITIES, INC.

Our report on our audit of the basic financial statements of **Iron Street Securities, Inc.** for 2005 appears on page 3. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 16 to 19, inclusive, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joel Benson CPA
Benson Accounting, CPA

Salina, KS
February 27, 2006

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC. as of 12/31/2005

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	66,868	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				66,868	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	66,868	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			$	66,868	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	66,868	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC. as of 12/31/2005

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	5,116	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,116	3760
14. Excess net capital (line 10 less 13)	$	61,752	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	59,193	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	76,742	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	76,742	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	115	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

IRON STREET SECURITIES, INC.
STATEMENT OF NET CAPITAL
For the Year Ended December 31, 2005

COMPUTATION OF NET CAPITAL IS AS FOLLOWS:

Cash	$ 29,397
Depository accounts with brokers or dealers – Clearance Account	10,000
Receivables from non-customers	104,213
Other Assets	0
Total Assets	$143,610
Less: Non-Allowable Assets	0
Total Allowable Assets	$143,610
Payable to non-customers	$ (76,742)
Total Liabilities	$ (76,742)
Net Capital	$ 66,868

NOTE:

Iron Street Securities, Inc. computation of net capital per the focus report dated December 31, 2005 is also $66,868.

BENSON ACCOUNTING, CPA
JOEL BENSON, CPA
120 E. IRON AVE.
SALINA, KS 67401
PH: 785-827-3157 FAX: 785-827-3159

To the Board of Directors and Stockholders of
IRON STREET SECURITIES, INC.

In planning and performing our audit of the financial statements of **Iron Street Securities, Inc.** for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Our consideration of the internal control and its operation would not necessarily disclose all matters in the internal control that might be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements. However, we noted no matters involving the internal control and its operation that we consider to be reportable conditions as defined above.

This report is intended solely for the information and use of the Board of Directors, management and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

Joel Benson CPA

Benson Accounting, CPA .

Salina, KS

February 27, 2006

IRON STREET SECURITIES, INC.

Financial Statements
And
Independent Auditor's Report

December 31, 2005

Table of Contents

BENSON ACCOUNTING, CPA
JOEL BENSON, CPA
120 E. IRON AVE.
SALINA, KS 67401
PH: 785-827-3157 FAX: 785-827-3159

Independent Auditor's Report

To the Board of Directors and Stockholders of
IRON STREET SECURITIES, INC.

We have audited the accompanying statement of financial condition of **Iron Street Securities, Inc.** (a Kansas "S" corporation) as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Iron Street Securities, Inc.** as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BENSON ACCOUNTING, CPA

By: Joel Benson CPA
Joel Benson, CPA

February 27, 2006
Salina, KS